Exhibit 20

Editorial contacts:                          Investor Relations contacts:
------------------                           ---------------------------
Thomas Stites                                Michael Cortright
Conexant Systems Inc.                        Conexant Systems Inc.
(949) 483-1492                               (949) 483-6773
thomas.stites@conexant.com                   michael.cortright@conexant.com


                   CONEXANT ANNOUNCES TWO-FOR-ONE STOCK SPLIT


NEWPORT BEACH, Calif., Sept. 13, 1999 - Conexant Systems, Inc. (NASDAQ: CNXT), today announced that its board of directors has declared a two-for-one stock split in the form of a stock dividend. Shareholders of record on September 24, 1999 will receive one additional share of stock for each share of Conexant common stock outstanding. The shares will be distributed on Friday, October 29, 1999. After the dividend, Conexant will have approximately 195 million shares outstanding.

         "We are pleased at the recognition and support Conexant has received from the investment community and our shareholders as the world's largest pure-play communications semiconductor company," said Dwight W. Decker, chairman and chief executive officer of Conexant. "Doubling the number of outstanding shares should make Conexant stock more available to investors and continue broadening our shareholder base."

         With revenues of more than $1.2 billion, Conexant is the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing communications technology, the company draws upon its expertise in mixed-signal processing to deliver integrated systems and semiconductor products for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks. The company aligns its business into five product platforms: Network Access, Wireless Communications, Digital Infotainment, Personal Imaging, and Personal Computing. Conexant is a member of the Nasdaq-100 Index, which represents the largest and most active stocks listed on the Nasdaq Stock Market across major industry groups.

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